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                             December 15, 2021

       Paul W. Cobb
       Executive Vice President, General Counsel and Corporate Secretary
       PAE Inc
       7799 Leesburg Pike, Suite 300 North
       Falls Church, VA 22043

                                                        Re: PAE Inc
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 6,
2021
                                                            File No. 001-38643

       Dear Mr. Cobb:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A Filed December 6, 2021

       General

   1. We note your disclosure that an affiliate of "Lindsay Goldberg" incorporated PAE
                                                        Holding Corporation,
which subsequently acquired Historical PAE, that "Goldberg
                                                        Lindsay" is currently a
joint owner of Parent, and that members of PAE's Board and
                                                        management have prior
business relationships with "Lindsay Goldberg." Given these
                                                        relationships, please
provide your analysis as to why PAE and Parent are not "affiliates"
                                                        and this transaction is
not subject to Rule 13e-3, or file a Schedule 13E-3.
 Paul W. Cobb
FirstName
PAE Inc LastNamePaul W. Cobb
Comapany15,
December  NamePAE
              2021 Inc
December
Page 2    15, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Sean M. Donahue, Esq.